

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2018

Eric Fuller
President and Chief Executive Officer
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, TN 37421

Re: U.S. Xpress Enterprises, Inc.
Draft Registration Statement on Form S-1
Submitted March 21, 2018
CIK No. 0000923571

Dear Mr. Fuller:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

S-1 DRS submitted on March 21, 2018

Market, Industry and Other Data, page ii

1.   We note that the prospectus includes data attributed to third parties, for example from Stephens, Bank of America Research, and FTR. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Prospectus Summary

Our Transformation, page 2

2.   Please refer to the second chart on page 4. It appears that you are comparing your Adjusted Operating Ratio to a different measure for your industry peers, Industry Operating Ratio. Please revise the accompanying discussion to describe any differences between the calculation of Adjusted Operating Ratio and Industry Operating Ratio and how this may impact comparisons of the two measures. In addition tell us why you are not comparing the same measure, if true.

Summary Consolidated Financial Data, page 14

3.   Please revise to include earnings per share on a pro forma basis. Please ensure that the denominator in computing pro forma earnings per share includes only those common shares whose proceeds are being used for debt repayment.

Risk Factors, page 18

4.   We note the forum selection discussion on page 125. Please include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors. In addition please disclose how the Delaware Court of Chancery having personal jurisdiction relates to exclusive forum of the Eighth Judicial District Court of Clark County, Nevada.

5.   Please tell us what consideration you gave to providing separate risk factor disclosure for issues related to each of the following: infrastructure and congestion, driver distraction, and truck parking. We note that these were top 10 issues identified by motor carriers in the ATRI publication "Critical Issues in the Trucking Industry - 2017."

Our existing and future indebtedness..., page 27

6.   If you will continue to have material debt obligations following this offering please revise this risk factor to disclose the amount of indebtedness you expect to have from significant sources.

We have several major customers..., page 32

7.   Please disclose the name of the customer that comprised 10.6% of your revenue excluding fuel surcharge in 2017 pursuant to Item 101(c)(1)(vii), or tell us why this is not necessary.

Use of Proceeds, page 47

8.   Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K regarding the repayment of indebtedness once you have a bona fide price range.

Liquidity and Capital Resources, page 68

9.   Please discuss the material terms of your term loan facility in this section.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Claims and Insurance Accruals, page F-11

10.   We note your statement "Claims accruals represent the uninsured portion of pending claims at December 31, 2017 and 2016, plus an estimated liability for incurred but not reported claims and the associated expense." Please clarify for us if your claims accrual includes an amount for claims that you expect will be covered by insurance. Additionally, please clarify for us what the amounts of $750 and $15,500 disclosed in the second paragraph represent.

Note 5. Income Taxes, page F-15

11.   We note the provision for income taxes for jurisdictions in the United States and for Mexico as presented in the first table on page F-15. In regard to this, please disclose domestic and foreign pretax income pursuant to Rule 4-08(h) of Regulation S-X.

Note 14. Share-based Compensation, page F-29

12.   We note your statement "The awards are accounted for as liability classified compensatory awards under ASC 710 and valued using the intrinsic value method, as permitted by ASC 718 for nonpublic entities ..." in regard to your stock appreciation rights. Please comply with the disclosure and accounting requirements specified in questions 2 and 4 of SAB Topic 14.B, as appropriate, in any subsequent filings and for periods presented therein ended after March 21, 2018, the initial date of your registration.

Exhibits

13.   Please file the employment agreements with your executive officers as exhibits to your registration statement pursuant to Item 601(b)(10)(iii)(A) or tell us why this is not required.

14.   Please file your term loan facility and revolving credit facility as exhibits to your registration statement or tell us why this is not required.

You may contact Aamira Chaudhry, Staff Accountant, at (202) 551-3389 or Doug Jones, Staff Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown, Attorney Advisor, at (202) 551-3859 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure